December 2016

Pricing Sheet dated December 23, 2016 relating to

Preliminary Pricing Supplement No. 1,235 dated December 20, 2016

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Buffered Participation Securities Based on the Value of the S&P 500® Index due January 5, 2021

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – DECEMBER 23, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	January 5, 2021
Underlying index:	S&P 500® Index (the “index”)
Aggregate principal amount:	$4,600,000
Payment at maturity:

•  If the final index value is greater than the initial index value:

$10 + ($10 x index percent increase)

•  If the final index value is less than or equal to the initial index value but greater than or equal to 75% of the initial index value, meaning the value of the index has remained unchanged or has declined by no more than the buffer amount of 25% from the initial index value:

$10

•  If the final index value is less than 75% of the initial index value, meaning the value of the index has declined by more than the buffer amount of 25% from the initial index value:

$10 x (index performance factor + buffer amount)

This amount will be less, and possibly significantly less, than the stated principal amount of $10. However, under no circumstances will the securities pay less than $2.50 per security at maturity.

Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	2,263.79, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	December 30, 2020, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:	25%. As a result of the buffer amount of 25%, the value at or above which the index must close on the valuation date so that investors do not suffer a loss on their initial investment in the securities is 1,697.843, which is approximately 75% of the initial index value.
Minimum payment at maturity:	$2.50 per security (25% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	None
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	December 23, 2016
Original issue date:	December 29, 2016 (3 business days after the pricing date)
CUSIP / ISIN:	61766F805 / US61766F8059
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$9.68 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$10	$0.20(1)	$9.76
		$0.04(2)
Total	$4,600,000	$110,400	$4,489,600

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co. LLC, a fixed sales commission of $0.20 for each security they sell. For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Pricing Supplement No. 1,235 dated December 20, 2016                Prospectus Supplement dated February 16, 2016

Index Supplement dated February 29, 2016                 Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.